Brown Shoe Company, Inc.
Investor Update

Winter 2006



This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company's ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; and (x) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report for the year ended January 28, 2006 and as updated in the Company's 10-Q for the Quarter ended October 28, 2006, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- *January 9, 2007*

<u>NOTE:</u>
   <u>All per share data reflects the Company's 3-for-2 stock split, effective April 3, 2006. Guidance was issued on November 21, 2006 and has not been updated.</u>



Today's Topics – NYSE: BWS

1) Brown Shoe At A Glance

2) Shaping Our Platform

3) Strategies for Long-Term Growth

* Note: Guidance was issued on November 21, 2006 and has not been updated.



Brown Shoe At A Glance

Brown Shoe Today -- $2.5 Billion in Sales Projected for 2006

▶ Integrated wholesale-retail platform. Consumer-driven enterprise that builds brands and retail concepts while gaining market share

38% Wholesale

- 80 million pairs sourced
- 2,000 retail customers



Mass Merchandisers **$300 million**

Department & Specialty Stores **$650 million**

Specialty Retail **$250 million**

975+ retail stores in the U.S. **$1.3 billion**

62% Retail

- Appx. 1,300 stores
- 30 million pairs
- 120 million consumers visit our stores/year
- 9 e-commerce sites
- 30+ million e-visitors/year



BROWN SHOE

Brown Shoe At A Glance



Our Rank among Wholesalers

Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending October 2006.



Our Rank Among Top Footwear Retailers

Share of Footwear Sales by Retailer*

* Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending October 2006.

Brown Shoe Company Portfolio

	FASHION = $32.0B	**ATHLETIC = $11.4B**

Salon

Bridge

VIA SPIGA
No. 10

shoes.com
No. 3 Pureplay
Ecommerce Footwear

Impulse

CARLOS
BY CARLOS SANTANA
No. 8

Better

ETIENNE AIGNER
No. 12

FRANCO SARTO
No. 2

Comfort

TX TRACTION
Dr. Scholl's Inside

Moderate

LifeStride
fashion. sense.
No. 3

 naturalizer
No. 1

Famous Footwear
No. 1 Branded Family Footwear Retail

Buster Brown

Junior

THE Dr.Scholl's ORIGINAL
No. 12 Junior

Mass

 Buster Brown & Co.

Private Label

 Dr.Scholl's FOOTWEAR

Review of BWS Financials

(all $'s in millions except EPS)

Consolidated	39 Weeks Ended		
	Oct. 28, 2006	Oct. 29, 2005	% Chg.
Sales	$1,831.7	$1,692.4	+ 8.2%
Net Earnings			
GAAP	$52.1	$27.6	+ 88.8%
Adjusted*	$50.3	$42.9	+ 17.2%
EPS			
GAAP	$1.80	$0.97	+ 85.6%
Adjusted*	$1.73	$1.51	+ 14.6%
Gross Margin	39.1%	39.3%	
Debt/Cap**	25.4%	39.0%	
Cash Flow from Operations	$95.2	$81.9	+ 16.2%

*See Appendix pg. 24 for reconciliation
**See Appendix pg. 23 for reconciliation



Review of BWS Financials

(all $'s in millions except EPS)



	39 Weeks Ended		
	Oct. 28, 2006	**Oct. 29, 2005**	**% Chg.**
Famous Footwear			
Sales	$961.3	$903.0	+ 6.5%
Operating Profit	$67.4	$52.0	+ 29.6%
Wholesale			
Sales	$686.3	$615.1	+ 11.6%
Operating Profit*	$53.2	$53.0	+ 0.4%

*Includes $2.3 million in costs associated with the exit of the Bass license in 2006 and $0.6 million in expenses related to Naturalizer turnaround initiatives for YTD 2005

Specialty Retail			
Sales	$184.1	$174.3	+ 5.6%
Operating Profit	($3.4)	($16.0)**	nm

**Includes $7.6 million in expenses related to Naturalizer turnaround initiatives for YTD 2005

Fourth Quarter 2006 & Full Year Guidance

Fourth Quarter 2006 EPS:

GAAP	$0.48 to $0.53
Adjusted	$0.65 to $0.70

Full Year 2006 EPS:

GAAP	$2.28 to $2.33
Adjusted*	$2.38 to $2.43

See Appendix pg. 25 for reconciliation



Shaping our Platform for Growth

Sales and Operating Earnings Improvement for BWS (millions $)



▸ Net sales increased from $1.84 → $2.29 billion in 2005

▸ Operating earnings increased from $71 → $89 million in 2005

Operating Margin Improvement at Famous Footwear



▸ Operating margin steadily improving at Famous Footwear

Department Store Market Share Improvement at Wholesale*



▸ Wholesale market share in dept. stores nearly doubled

* Reflects NPD Group Reported POS Dollar Volume. Year-to-Date October 2006.

Brown Shoe Vision:

Brown Shoe Company is THE leading footwear marketer, winning loyal customers with compelling brands



Brown Shoe Pillars

Growth 2 Great

Brown Shoe is THE leading footwear marketer
winning loyal customers with compelling brands

Enabling Strategies		Growth Strategies	
Partnership Model	Operational Excellence	Portfolio Optimization	Brand Power
Partnership Initiatives	Platform Optimization	Market Intelligence	Consumer Driven Model

Cross-Company Synergies *(Vertical and Horizontal)*

Systems and Processes Best Practices

Thoughtful Planning and Rigorous Execution

Talent and Leadership

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

▶ **Wholesale**

1. Developed Brown Brand Building Model

2. Developing premier product and design capabilities



New York Design Studio

3. Making investments in marketing, research and talent

4. Refining Consumer-Driven Model:

Supply Chain

Retail Performance ←————————————→ Factory Base

Line Planning   Demand Planning

5. Embracing leading-edge analytics and tools

BROWN SHOE



Brands targeting key consumer segments…

BWS Consumer	Brown Shoe Brands	Style Profile	Segment Needs	Buying Power (% Total female spend)
Explorer 	CARLOS Dr. Scholl's THE ORIGINAL	Seeks expressive, youthful brands. Wants to experiment with fashion at an affordable price.	Sexy, eye-catching, styles that she can wear with everything from jeans to dresses	**16%**
Sophisticate 	VIA SPIGA FRANCO SARTO	Shops the most and seeks attainable luxury. Is willing to pay for high quality and high style.	Sophisticated, youthful, trend-setting style that stands out	**18%**
Leader 	FRANCO SARTO ✿ naturalizer	Seeks fresh classics and high quality. Looks for good value.	Twist on basics instead of trends, quality brands with understated indulgence	**14%**
Balancer 	✿ naturalizer LifeStride Etienne Aigner	Likes trusted, accessible brands. Looks for quality and a balance of comfort and style.	"Trusted basics" that prioritize comfort and quality	**24%**

Brand Power

- Building differentiated, market-leading brands driven by consumer preference

-  Famous Footwear.
  - Creating Differentiation is key
  - Technology/redefining service

Positioning for Growth



Survival
- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Rebuild
- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Improving Core Competencies
- Strategy development
- Good to Great disciplines
- Portfolio Management

Increasing Prospects for Profitability
- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround

Growth
- Growing portfolio
- Bennett acquisition
- Earnings Enhancement Plan

Total Return:
1 Year	**= 72.7%**
3 Year	**= 101.0%**
5 Year	**= 392.7%**
10 Year	**= 364.2%**

At 11/27/06

Share Price

11/29/96 11/29/97 11/29/98 11/29/99 11/29/00 11/29/01 11/29/02 11/29/03 11/29/04 11/29/05 11/29/06

Appendix



Sales and EPS – 2001 to Estimated 2006*



Sales in Billions

$2.5 Billion

2001 2002 2003 2004 2005 2006
Estimated



Earnings Per Share

*$2.38 – $2.43**

$2.22

$2.28 – $2.33

$1.64 *$1.66* *$1.70*

$1.53 **$1.45**

-$0.20

Adjusted EPS
GAAP EPS

2001 2002 2003 2004 2005 2006
Estimated

Implement Project IMPACT

* Note: Guidance was issued on November 21, 2006 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2004, 2005 and estimated 2006, are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio - Projected for 2006


CARLOS
VIA SPIGA
ETIENNE AIGNER
FRANCO SARTO
naturalizer
Private Label
LifeStride
fashion. sense.
Buster Brown & Co.
Dr Scholl's
FOOTWEAR
Bass
CONNIE



Famous Footwear -- Sales by category

Based on 12 months ended January 2006



Accessories 4%

5%

Athletic 9%

Kid's

29%

Women's

Athletic 15%

17%

Men's

Athletic 21%



BROWN SHOE

Brown Shoe 2006 YTD Performance

2006 Priorities and Growth Drivers

1) Increased traction at Famous Footwear

   - Comp-store sales planned at 2%-3%

2) Potential of new Wholesale "sell-through" business model

3) Opportunities from better-grade brands

4) Specialty Retail improvement

5) Continued e-commerce growth

Success Metrics



1) Comp-store sales for Year-to-Date were up 3.5% and Operating Profit increased 29.6%



2) Wholesale sales Year-to-Date grew 11.6% and we have seen proven success in the Consumer-Driven Model with strong performances at Naturalizer, which maintained its #1 position in Department Stores, and LifeStride



3) While the Brown New York brands continue to provide upside opportunities, we are taking steps to transition them to the Brown Consumer-Driven Model. We have also made changes in leadership, design talent, and the sourcing model



4) Posted Q3 operating profit of $1 million and store-for-store sales growth of 6%



5) Year-to-Date sales increased 80%

Strategic Earnings Enhancement Plan

Estimated ranges for costs and benefits were as follows:

- In 2006, benefits related to the strategic initiatives are expected to be minor with after-tax implementation costs estimated at $5 million;

- In 2007, after-tax benefits are estimated to be $10 million to $12 million with after-tax implementation costs estimated at $16 million to $18 million; and

- Beginning in 2008, annual after-tax benefits are estimated to be $17 million to $20 million.

Note: The above data, as provided in The Company's November 21, 2006 Press Release for the third quarter ended October 28, 2006, reflects then current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.



Debt to Capital Ratio

(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	Oct-06	2005	2004	2003	2002	2001
Total Debt Obligations*	$ 171	$ 200	$ 142	$ 120	$ 152	$ 216
Total Shareholders' Equity	500	434	391	350	292	253
Total Capital	$ 671	$ 634	$ 533	$ 470	$ 444	$ 469
Debt to Capital Ratio**	25.4%	31.5%	26.6%	26.0%	34.0%	46.0%

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

** Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
1st Nine Months 2006 v. 1st Nine Months 2005

| | Nine Months 2006* | | Nine Months 2005 | |
	After-tax $	Per diluted share	After-tax $	Per diluted share
Net earnings	**$52,129**	**$1.80**	**$27,634**	**$0.97**
Strategic initiatives costs	1,231	0.04		
Insurance recoveries, net	(4,432)	(0.15)		
Costs related to withdrawal from Bass license	1,400	0.04		
Charges related to closing Naturalizer stores			5,027	0.18
Tax provision related to repatriation of foreign earnings			9,564	0.34
Bridge loan fee associated with Bennett acquisition			635	0.02
Adjusted net earnings	**$50,328**	**$1.73**	**$42,860**	**$1.51**

*First nine months fiscal 2006 includes stock option expense of $0.11 per share with no related expense in the first nine months of fiscal 2005

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
2004 – 2006 Estimated**

(in millions, except EPS data)	2006 Estimated Range * Low - High		2005		2004	
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 66.2 - 67.7	$ 2.28 - 2.33	$ 41.0	$ 1.45	$ 43.3	$ 1.53
Special Charges and Recoveries:						
Strategic Initiatives Costs	5.2	0.18	-	-	-	-
Incremental Bass Exit Costs	2.3	0.07	-	-	-	-
Insurance Recoveries	(4.4)	(0.15)	-	-	-	-
Naturalizer Restructuring	-	-	9.2	0.33	-	-
Tax Repatriation	-	-	12.0	0.42	-	-
Bridge Loan Fee	-	-	0.6	0.02	-	-
Bass Transition Costs	-	-	-	-	3.5	0.12
Bond Guarantee Charge	-	-	-	-	2.2	0.08
Tax Reserve Recovery	-	-	-	-	(1.0)	(0.04)
Environmental Litigation	-	-	-	-	0.4	0.01
Adjusted Earnings	$ 69.3 - 70.8	$ 2.38 - 2.43	$ 62.9	$ 2.22	$ 48.3	$ 1.70

*Full-year fiscal 2006 includes stock option expense of $0.15 per share with no related expense in 2005.
** Note: Estimated Earnings Guidance was issued on November 21, 2006 and has not been updated.

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Brown Shoe Vision



- ▶ Partnership Model
  - ▶ Continue path towards being a world-class partner holistically in the industry: Vendor, Supplier, Customer, Consumer, Real Estate, Investor

- ▶ Operational Excellence
  - ▶ Disciplined approach to profitability enhancement, efficiency and effectiveness

- ▶ Portfolio Optimization
  - ▶ Financial and market orientation
  - ▶ Maximize returns and market space opportunities

- ▶ Brand Power
  - ▶ Leverage our unique branded assets
  - ▶ Delivering consumer-driven brands to the marketplace

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

1. **naturalizer**

   - Sell-through model; Fresh trend-right product
   - Extended brand essence to new categories and consumer touchpoints
   - Tightly-targeted consumer communications
   - Improved product delivered when she wants to buy
   - Model to be leveraged across all BWS wholesale







Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

2. Brown New York **Etienne Aigner** **FRANCO SARTO** **VIA SPIGA**

- Allows us to play in new zones reaching new consumers

- Strong emotional connection with consumer

- Fashion/Style Credibility/Talent

- Brand extension potential

- Brown New York Transition work:

Identifying the problems	*Competing in the Present*	*Winning in the Future*
DEVELOPING A PERSPECTIVE *Investigating the issues* • Consumer Research • New Leadership • Organization structure • Real Estate Transition • Talent issues • Inefficient processes	**INSTALLING THE PLATFORM** *Becoming More Profitable* • Supply Chain opportunities • Merchandising and planning • Marketing – reengage consumer • New Design Talent, improved Product Development process	**CREATING TRANSFORMATION** *Strategic Branding* • Next Generation Branding • Elevate product execution, impactful stories • Take advantage of Global Sourcing capabilities

2006   **2007**   **2008**

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

3.

- High brand recognition and strong equity
  - 97% brand awareness driven by insole TV and print advertising
- Partnerships with Wal-Mart and Schering-Plough
- Extend asset into new categories and channels
- Growth through vertical model





Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

4. Direct-to-Consumer

-  shoes.com pure play

- Branded web sites and multi-channel opportunities

    naturalizer   Famous Footwear

- Growth by winning in new and emerging markets

Online Footwear: Projected to be over $6B market by 2011*

$ Billions

2003	2004	2005	2006	2007	2008	2009	2010	2011
$1.0	$1.7	$2.8	$3.2	$3.7	$4.2	$4.8	$5.5	$6.3

* Source: Forrester



Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

5. **Famous Footwear**

    ➢ Creating Differentiation is key

    ➢ Technology/redefining service



